UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 16, 2024

_________________

Commission File Number: 001-39363

IMMATICS N.V.

Paul-Ehrlich-Straße 15

72076 Tübingen, Federal Republic of Germany

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On September 16, 2024, Immatics N.V. (the “Company” or “Immatics”) provided proof-of-concept clinical data from its ongoing Phase 1 trial with TCR bispecific molecule TCER® IMA401. TCER® IMA401 is a novel, next-generation, half-life extended bispecific T cell engager directed against an HLA-A*02-presented peptide derived from MAGEA4 and MAGEA8 with high target copy numbers on various solid cancers. Initial data from the IMA401 Phase 1a first-in-human dose escalation basket trial in a broad range of heavily pretreated patients with recurrent and/or refractory solid tumors showed initial anti-tumor activity, durable objective responses, including confirmed responses ongoing at 13+ months, and a manageable tolerability profile. The data cutoff was July 23, 2024.

Patient Baseline Characteristics. As of data cutoff, 35 heavily pretreated patients with recurrent and/or refractory solid tumors have been treated with IMA401 monotherapy across nine escalating dose levels (from 6.6µg to 2500µg). The treated patient population is composed of patients with 16 different solid tumor indications who are both HLA-A*02:01 and MAGEA4/8-positive, had received a median of four and up to eight lines of prior systemic treatments and the majority have an ECOG performance status of ≥1. The safety population includes all 35 patients treated with IMA401. 29 patients were evaluable for efficacy analysis, of which 17 patients were treated at relevant dose and target levels, which the Company defines as patients who received IMA401 infusions ≥1 mg and showed MAGEA4/8high target expression higher than the MAGEA4/8 qPCR threshold (n=17).

Safety Data. Treatment-emergent adverse events (“TEAEs”) were observed in 32 patients (91% of patients), with Grade ≥3 TEAEs observed in 26 patients (74% of patients). Treatment-related adverse events (“TRAEs”) were observed in 28 patients (80% of patients), with Grade ≥3 TEAEs observed in 19 patients (54% of patients). The table below sets forth the TRAEs observed. As shown in the table below, the most frequent adverse events were transient lymphopenia and mild to moderate cytokine release syndrome (“CRS”), with the majority of CRS occurring at the first dose. Both lymphopenia and CRS are consistent with the proposed mechanism of action and reported for other bispecific T cell engagers. Neutropenia (with three dose-limiting events at 2.5 mg) was also observed at high dose levels and occurred mostly at the initial target dose in patients with and without dexamethasone pre-medication. High-grade neutropenia was fully resolved in all cases except one (which was previously reported in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023). Dose escalation for the trial is ongoing, and the maximum tolerated dose has not yet been determined.

1 All TEAEs at least possibly related to IMA401 infusion with grade 1-2 occurring in at least 9% of patients and all events with grade 3-5.

Pharmacokinetics. IMA401 demonstrated an “antibody-like” median half-life of over two weeks (16.9 days). This supported the switch to q2w dosing (once every two weeks) during dose escalation. In addition, the data support pursuing increased dosing intervals of up to q4w (once every four weeks), which could further offer an ideal dosing interval for potential combination with checkpoint inhibitors.

Anti-tumor Activity. Disease control was observed in multiple tumor types, including sqNSCLC, ovarian carcinoma, TNBC, gastric adenocarcinoma, and gallbladder adenocarcinoma. The table below sets forth the observed anti-tumor activity of IMA401 in the overall efficacy-evaluable population across all doses and target levels and patients with relevant IMA401 doses and MAGEA4/8high levels.

	Patients with relevant IMA401 doses and MAGEA4/8high levels (n=17)	Overall efficacy-evaluable population across all dose and target levels (n=29)
Objective response rate	29% (5/17)	21% (6/29)
Confirmed objective response rate	25% (4/16)	14% (4/28)
Disease control rate	53% (9/17)	55% (16/29)
Tumor shrinkage	53% (8/15)	44% (12/27)

We observed deep responses (tumor shrinkage of ≥50%) in four patients, including deepening of responses over time. The graphs below set forth the observed anti-tumor activity of IMA401 across tumor types in the overall efficacy-evaluable population across all doses and target levels and patients with relevant IMA401 doses and MAGEA4/8high levels.

Across All Doses and Target Levels (n=29)

Cancer Indications: Cut.: Cutaneous; HNSCC: Head & Neck Squamous Cell Carcinoma; LCNEC: Large Cell Neuroendocrine Carcinoma; Muc.: Mucosal; NET CUP: Neurodendocrine Tumor, Cancer of Unknown Primary; SCLC: Small Cell Lung Cancer; sqNSCLC: Squamous Non-small Cell Lung Cancer; TNBC: Triple Negative Breast Cancer. *Patients of the Efficacy Analysis Set with at least one post-treatment tumor assessment shown; two patients are not shown as they had clinical progression and post-treatment tumor assessment is not available. BOR for one cut. melanoma patient is presented as SD as per iRECIST while BOR per RECIST1.1 was PD, as there was a site error in imaging baseline non-target lesions. 1 includes confirmed and unconfirmed PR; BL: Baseline ; BOR: Best overall response; PD: Progressive disease; PR: Partial response; cPR: confirmed Partial response; SD: Stable disease.

Patients with Relevant IMA401 Doses and MAGEA4/8high Levels (n=17)

Cancer Indications: Cut.: Cutaneous; HNSCC: Head & Neck Squamous Cell Carcinoma; LCNEC: Large Cell Neuroendocrine Carcinoma; Muc.: Mucosal; NET CUP: Neurodendocrine Tumor, Cancer of Unknown Primary; SCLC: Small Cell Lung Cancer; sqNSCLC: Squamous Non-small Cell Lung Cancer; TNBC: Triple Negative Breast Cancer. *Patients in this analysis are part of the efficacy analysis set with at least one post-treatment tumor assessment and had received IMA401 infusions at ≥1 mg and showed MAGEA4/8 target expression higher than the MAGEA4/8 qPCR threshold (n=17); Confirmed ORR (cORR): Confirmed objective response rate according to RECIST 1.1 for patients with at least two available post infusion scans or patients with progressive disease (PD) at any prior timepoint; two patients not included in tumor shrinkage calculation or shown in the figures as they had clinical progression and post-treatment tumor assessment is not available; PR: Partial response; cPR: confirmed Partial response; SD: Stable disease.

As of data cutoff, 3 of 4 confirmed responses were ongoing at 13+, 8+ and 3+ months. We observed that objective responses are associated with MAGEA4/8 target expression level. In addition, we observed that tumor shrinkage and disease control induced by IMA401 was associated with prolonged overall survival, with overall survival not reached for patients who experienced tumor shrinkage or disease control versus median overall survival of 4.3 months and 3.2 months, respectively, for patients who did not experience tumor shrinkage or disease control.

On September 13, 2024, Bristol Myers Squibb (“BMS”) notified the Company that, due to ongoing portfolio prioritization efforts within BMS, it has elected to return IMA401 back to Immatics and terminate the collaboration agreement, dated as of December 10, 2021, relating to IMA401, effective December 12, 2024. Thereafter, all IMA401 development and commercialization rights will return to Immatics. Immatics is not obligated to refund BMS any part of the $150 million upfront payment received under the collaboration agreement. In addition, Immatics is not required to pay any future milestone payments to BMS. The parties will engage in a wind-down period as stipulated under the collaboration agreement.

* * *

In connection with the foregoing, the Company issued a press release, a copy of which is attached hereto as Exhibit 99.1, and provided a presentation, a copy of which is attached hereto as Exhibit 99.2, and made available an updated corporate presentation, a copy of which is attached hereto as Exhibit 99.3.

Certain statements in this report may be considered forward-looking statements. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. For example, statements concerning timing of data read-outs for product candidates, the timing, outcome and design of clinical trials, the nature of clinical trials (including whether such clinical trials will be registration-enabling), the timing of IND or CTA filing for pre-clinical stage product candidates, estimated market opportunities of product candidates, the Company’s focus on partnerships to advance its strategy, and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “plan”, “target”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Immatics and its management, are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management’s control including general economic conditions and other risks, uncertainties and factors set forth in the Company’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission (SEC). Nothing in this report should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. The Company undertakes no duty to update these forward-looking statements. All the scientific and clinical data presented within this report are – by definition prior to completion of the clinical trial and a clinical study report – preliminary in nature and subject to further quality checks including customary source data verification.

INCORPORATION BY REFERENCE

This Report on Form 6-K (other than Exhibits 99.1, 99.2 and 99.3 hereto) shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Nos. 333-240260 and 333-274218) of Immatics N.V. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release dated September 16, 2024
99.2	Presentation dated September 16, 2024
99.3	Corporate presentation dated September 16, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMATICS N.V.
Date: September 16, 2024
	By:	/s/ Harpreet Singh
	Name:	Harpreet Singh
	Title:	Chief Executive Officer